January 2, 2026

Shachi Shah
Chief Financial Officer
Global Gas Corp
700 S. Rosemary Avenue , Suite 204
West Palm Beach , Florida 33401

       Re: Global Gas Corp
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-39819
Dear Shachi Shah:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services